

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 23, 2009

**Via U.S. mail and facsimile**

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estée Lauder Companies, Inc.
767 Fifth Avenue
New York, NY  10153

> **RE:** **Form 10-K for the fiscal year ended June 30, 2008**
> **File No. 001-14064**

Dear Mr. Kunes:

We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 20

2.  Please consider providing better insight into your accounting for goodwill and
    intangible assets by disclosing the following:

    - The reporting unit level at which you test goodwill for impairment and your basis
      for that determination;
    - Please expand your disclosures to include sufficient information to enable a
      reader to understand how you use industry accepted valuation models,
      management established criteria and third party valuation specialists differently to
      develop the assumptions and estimates you use to determine fair value of each
      reporting unit, the assumed benefits of a valuation prepared under each method,
      and why management selected these methods as being the most meaningful in
      preparing the goodwill impairment analyses;
    - How you weight each of the methods, if applicable, used including the basis for
      that weighting;
    - A qualitative and quantitative description of the material assumptions used and a
      sensitivity analysis of those assumptions based upon reasonably likely changes;
      and
    - If applicable, how the assumptions and methodologies used for valuing goodwill
      in the current year have changed since the prior year highlighting the impact of
      any changes.

3.  Your segment information provided on page F-41 indicates that your Hair Care
    segment has experienced a significant decrease in operating income during fiscal
    2008 and based on the disclosures on page 18 of your Form 10-Q for the period ended
    September 30, 2008 this trend continued into the first quarter of fiscal 2009. We also
    note that your Fragrance segment experienced operating losses of $5.5 million during
    the first quarter of fiscal 2009. Please clearly disclose your consideration of these
    trends in your impairment tests.

Liquidity and Capital Resources, page 32

4.  Please disclose the extent to which current market conditions have impacted your
    ability to issue commercial paper on terms satisfactory to you. If current market
    conditions have negatively impacted your ability to issue commercial paper, please
    disclose the alternative liquidity sources you plan to use to support your business
    operations.

5. Please expand MD&A to discuss the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Discuss other significant factors, such as the discount rate assumption and plan settlements. Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses. Discuss funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-6

6. Please revise to present the amount of goodwill separate from intangible assets on the face of your balance as of each period presented. Please refer to paragraphs 42 and 43 of SFAS 142.

Note 11 – Debt, page F-23

7. You disclose on page F-24 that your credit facility contains various covenants, including one financial covenant defined as the interest expense coverage ratio. Please revise to disclose here or elsewhere in the filing the actual interest expense coverage ratio as of each reporting date. This will allow readers to understand how much cushion there is between the required ratio and the actual ratio. Please also consider showing the specific computation used to arrive at the actual interest expense coverage ratio with corresponding reconciliations to US GAAP amounts, if necessary. Please also tell us and revise your filing to disclose the existence of any cross default provisions whereby an event of default on one debt agreement could trigger an event of default on another debt agreement, resulting in an acceleration of the maturity date of the second debt agreement absent a waiver. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

\* \* \* \*

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,


Rufus Decker
Accounting Branch Chief